Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports, dated June 14, 2007 accompanying the consolidated financial statements of New Frontier Media, Inc. (which reports include an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 123 (R), effective April 1, 2006) and Schedule II and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report on Form 10-K for the year ended March 31, 2007 which are incorporated by reference in the Registration Statement of New Frontier Media, Inc. on Form S-8, relating to the New Frontier Media, Inc. 2007 Stock Incentive Plan.  We consent to the incorporation by reference in the Form S-8 of the aforementioned reports.

/s/ Grant Thornton LLP

New York, New York

November 12, 2007